FILED BY IDT CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILE PURSUANT TO RULE 14D-2 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ITXC CORP.

COMMISSION FILE NO.: 000-26739

FOR IMMEDIATE RELEASE

IDT CORPORATION PROPOSES TO ACQUIRE ITXC CORP. IN STOCK TRANSACTION AT 15% PREMIUM

NEWARK, NJ, April 10, 2003 – IDT Corporation (NYSE: IDT) today announced that it is proposing to acquire ITXC Corp. (NASDAQ: ITXC) in a stock-for-stock transaction that would provide a 15% premium to the stockholders of ITXC, based on the closing price of ITXC’s common stock on April 9, 2003.

IDT believes that this transaction represents a compelling opportunity for ITXC shareholders. In today’s turbulent global telecommunications industry environment, only a company that has achieved sufficient scale can survive over the long term. According to ITXC’s recent press release dated March 31, 2003, ITXC management anticipates that the company will not become free cash flow positive until the first half of 2004, by which time a significant portion of ITXC’s cash balances will have been depleted. However, IDT believes that the efficiencies created through such a combination would allow ITXC’s operations to generate free cash flow much sooner than is currently anticipated by ITXC’s management, thereby preserving ITXC’s underlying cash balances and financial strength. In addition, IDT believes that with the departure of Mr. Evslin as Chief Executive Officer, ITXC’s management team is currently in a transition phase. Therefore, we believe ITXC would greatly benefit from IDT’s experienced management team, making this a particularly appropriate time for an IDT/ITXC combination.

Accordingly, IDT has decided to present its offer directly to the stockholders of ITXC and is today publicly announcing that it intends to commence an offer to acquire all the outstanding shares of ITXC for $1.40 of IDT Class B common stock per ITXC share. Pursuant to IDT’s proposal, following completion of the exchange offer, IDT and ITXC will merge, and each remaining share of ITXC common stock will be exchanged for $1.40 of IDT Class B common stock. By presenting this offer directly to ITXC’s shareholders, IDT hopes to complete this transaction in a more expeditious manner, thereby preventing further erosion in ITXC’s market value.

IDT’s proposal represents a unique opportunity to create a dynamic telecommunications provider with considerable financial strength and liquidity. The combined company will be well-positioned to capitalize on the complementary business lines and differing strengths of IDT and ITXC, and to provide customers with superior services and prices. In addition, the combined company would take advantage of cost savings and efficiencies resulting from economies of scale.

Attached is the full text of the April 10, 2003 letter from Mr. Howard S. Jonas, Chairman of IDT, to Mr. Tom I. Evslin, ITXC’s President and CEO:

IDT CORPORATION

520 Broad Street

Newark, NJ 07102

April 10, 2003

Mr. Tom I. Evslin

ITXC Corp.

750 College Road East

Princeton, NJ 08540

Dear Mr. Evslin:

We at IDT Corporation believe that there are compelling merits for a strategic business combination of IDT and ITXC Corp. In our previous meetings with you, we explored a broad range of topics related to such a combination, including the potentially substantial strategic, operational and financial benefits of a business combination of our two companies and the value that combination could represent for our respective stockholders, customers and employees. Because of your announced intention to step down as Chief Executive Officer, and the continued erosion of both ITXC’s cash balance and financial strength, now is a particularly appropriate time for the IDT/ITXC combination.

Accordingly, we have decided to present our offer directly to the stockholders of ITXC, and are today publicly announcing that we intend to commence an offer to acquire all the outstanding shares of ITXC for $1.40 of IDT Class B common stock per ITXC share. Pursuant to our proposal, following completion of the exchange offer, IDT and ITXC will merge, and each remaining share of ITXC common stock will be exchanged for $1.40 of IDT Class B common stock.

The natural fit of our two companies makes an IDT/ITXC combination compelling. The key benefits of the transaction we propose are the following:

•	A premium of 15%. The purchase price of $1.40 in IDT Class B common stock per ITXC share represents a 15% premium over ITXC’s closing share price of $1.22 on the Nasdaq Stock Market on April 9, 2003.

•	Continued participation in the future growth of the combined company. Because ITXC’s stockholders will receive IDT common stock in the proposed merger, they will have the opportunity to participate in the future growth and success of the combined enterprise. Upon consummation of the proposed merger, ITXC stockholders will hold a significant equity stake in the combined company.

•	Operating and revenue synergies. Based on public information, IDT management believes that the combined company can achieve significant operating synergies commencing immediately after the closing of the transaction, thereby allowing ITXC’s operations to generate free cash flow much sooner than is currently anticipated by ITXC’s management and preserving ITXC’s underlying cash balances and financial strength. The combined company will be well-positioned to capitalize on the complementary business lines and strengths of IDT and ITXC.

•	Management team with proven track record. IDT ‘s management has delivered impressive revenue growth, and strong operating income from its core telecom business operations.

We believe that the proposed combination is a bold, exciting initiative for ITXC, IDT, and the stockholders, customers and employees of both companies. We are firmly committed to pursuing this matter and are convinced that your stockholders will strongly support our proposal. As such, your stockholders deserve no less than your prompt and full consideration of our proposal and the opportunity to realize the full benefits of this proposed combination. We are certain that once you have undertaken an informed review of our proposal, you will share in our vision and will support a combination of our two companies. We continue to be interested in proceeding with this transaction on a friendly and expeditious basis so that your stockholders, as well as ours, can begin to receive promptly the benefits of our offer.

We urge the ITXC board of directors to facilitate the proposed transaction and remove all obstacles to the realization of exceptional value by your stockholders. As indicated above, our preference is to proceed with the proposed transaction on a friendly basis and with the support of ITXC’s management and board of directors. Accordingly, we remain ready and willing to meet with you at any time to discuss our proposal and commence the negotiation of definitive documentation for the transaction.

We look forward to hearing from you.

Very truly yours,

Howard S. Jonas

Chairman of the Board

cc    Members of the Board of Directors

                of ITXC

Members of the Board of Directors

                of IDT

Mark S. Selinger, Esq.,

                McDermott, Will & Emery

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ITXC Corp. or IDT Corporation. The complete terms and conditions of IDT’s exchange offer will be set forth in a filing to be made with the Securities and Exchange Commission and delivered to ITXC stockholders of record. Investors and security holders are advised to read IDT’s public filings with respect to its exchange offer for ITXC common stock when they become available, as those documents will contain important information. Investors and security holders may obtain free copies of such public filings (when available) and other documents filed by IDT with the SEC at the SEC’s Internet web site at www.sec.gov. The public filings (when available) and such other documents may also be obtained for free from IDT by directing such request to: IDT Corporation, 520 Broad Street, Newark, New Jersey 07102, Attention: Investor Relations Department, telephone: (973) 438-1000.

IDT, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to its retail and wholesale customers worldwide. IDT Telecom, by means of its own national telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance telephony and prepaid calling cards. IDT and Liberty Media own 95% and 5% of IDT Telecom, respectively. IDT acquired the assets of Winstar in December 2001. IDT common shares trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C. As of March 13, 2003, there were about 54.4 million shares of Class B common stock outstanding, and about 25.1 million shares of common stock. Of these, approximately 4.0 million shares of Class B common stock and approximately 5.4 million shares of common stock were held by IDT.

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate,” “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in our most recent report on SEC Form 10-K (under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K. These factors include, but are not limited to, the following: potential declines in prices for our products and services; our ability to maintain and grow our retail telecommunications services, particularly our prepaid calling card business; availability of termination capacity; financial stability of our customers; our ability to maintain carrier agreements with foreign carriers; effectiveness of our marketing and distribution efforts; increased competition, particularly from regional bell operating companies; our ability to manage our growth; competitiveness of our Winstar subsidiary; impact of government regulation; our ability to obtain telecommunications products or services required for our products and services; and general economic conditions, particularly in the telecommunications markets. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.